                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934*

                                  Itron, Inc.

--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock

--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  46574110-6
                                (CUSIP Number)

                                Hugh Rice Kelly
                           Executive Vice President,
                    General Counsel and Corporate Secretary
                             1111 Louisiana Street
                             Houston, Texas 77002
                                (713) 207-3000

--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Persons Authorized to Received Notices
                              and Communications)

                                August 6, 1997

                           ------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].
 -

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 46574110-6

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Reliant Energy, Incorporated, I.R.S. Identification No. 74-0694415
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      00
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,290,047 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,290,047 shares
------------------------------------------------------------------------------

      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,290,047 shares
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.38% (based on information contained in documents filed by Itron, Inc. with the Securities and Exchange Commission)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

CUSIP NO. 46574110-6

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Reliant Resources, Inc., I.R.S. Identification No. 76-0655566
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      00
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,290,047 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,290,047 shares
------------------------------------------------------------------------------

      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,290,047 shares
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.38% (based on information contained in documents filed by Itron, Inc. with the Securities and Exchange Commission)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

CUSIP NO. 46574110-6


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Reliant Energy Ventures, Inc., I.R.S. Identification No. 76-0387091
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      00
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,290,047 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          1,290,047 shares
------------------------------------------------------------------------------

      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,290,047 shares
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.38% (based on information contained in documents filed by Itron, Inc. with the Securities and Exchange Commission)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

Item 1.   Security and Issuer.

     The class of securities to which this Statement relates is the common stock, no par value (the "Itron Common Stock"), of Itron, Inc., a Washington corporation (the "Issuer"). The Issuer's principal executive offices are located at 2818 North Sullivan Road, Spokane, Washington 99216-1897.

Item 2.   Identity and Background.

     This Statement is filed by Reliant Energy, Incorporated, a Texas corporation ("Reliant Energy"). Reliant Energy is a diversified international energy services and energy delivery company that provides energy and energy services in North America and Western Europe. The address of the principal business office of Reliant Energy is 1111 Louisiana Street, Houston, Texas 77002.

     This Statement is also being filed by Reliant Resources, Inc., a Delaware corporation and wholly owned subsidiary of Reliant Energy ("RRI"). RRI holds substantially all of Reliant Energy's unregulated businesses, and is a provider of electricity and energy services with a focus on the deregulating competitive wholesale and retail segments of the electric power industry in the United States and Europe. The address of the principal business office of RRI is 1111 Louisiana Street, Houston, Texas 77002.

     This Statement is also being filed by Reliant Energy Ventures, Inc., a Delaware corporation and wholly owned subsidiary of RRI ("REVI"). On December 31, 2000, Reliant Energy Resources Corp., a Delaware corporation and wholly owned subsidiary of Reliant Energy ("RERC"), transferred all of the outstanding capital stock of Arkla Finance Corporation, a Delaware corporation ("Arkla Finance"), to RRI, resulting in Arkla Finance becoming a wholly owned subsidiary of RRI. On March 9, 2001, Arkla Finance executed a Stock Power transferring all of its Itron Common Stock to REVI. Such shares of Itron Common Stock are the shares upon which this Statement reports. REVI manages Reliant Energy's existing new technology investments and identifies and invests in promising new technologies and businesses that relate to Reliant Energy's energy services operations. The address of the principal business office of REVI is 1111 Louisiana Street, Houston, Texas 77002.

     Reliant Energy, RRI and REVI together are referred to herein as the "Reporting Persons." The Reporting Persons are making this joint filing because two or more of them may be required to file this Statement on Schedule 13D with respect to the same securities. The filing of this Statement on Schedule 13D shall not be construed as an admission that any of the Reporting Persons individually is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Act"), the beneficial owner of any securities covered by this Statement.

     None of the Reporting Persons nor their executive officers or directors has been during the last five years (a) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     On August 6, 1997, RERC (formerly NorAm Energy Corp. ("NorAm")) merged (the "Merger") with and into NorAm (formerly known as HI Merger, Inc.). As a result of the Merger, RERC became a wholly owned subsidiary of Reliant Energy (formerly known as Houston Industries, Incorporated), and Arkla Finance became an indirect, wholly owned subsidiary of Reliant Energy. As consideration for the acquisition of RERC, Reliant Energy issued approximately 47.8 million shares of its common stock and paid approximately $1.4 billion in cash.

     At the time of the Merger, Arkla Finance, a wholly owned subsidiary of NorAm, was the beneficial owner of 1,502,547 shares of Itron Common Stock. NorAm acquired its shares of the Itron Common Stock in February 1992 as a part of the consideration for the merger of EnScan, Inc., a Minnesota corporation and wholly owned subsidiary of NorAm, with and into ES Acquisition Corp., a wholly owned subsidiary of the Issuer.

     Item 4.   Purpose of Transaction.

     Reliant Energy acquired the Itron Common Stock solely for investment purposes. Reference is made to Item 6 for information regarding Reliant Energy's registration rights with regard to the Itron Common Stock. Reliant Energy intends to monitor its investment in the Issuer on a continuing basis in the ordinary course of business and, depending upon the price of, and other market conditions relating to the Itron Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to Reliant Energy, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of its investment in the Issuer. An officer of Reliant Energy has been nominated to serve on the Issuer's Board of Directors. Such nomination will be voted upon by the Issuer's shareholders at its Annual Shareholders' Meeting to be held May 16, 2001.

     Except as described in this Statement, none of the Reporting Persons has any present plans or proposals that relate to or would result in:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  any actions similar to those enumerated above.

     The Reporting Persons reserve the right to formulate specific plans or proposals with respect to, or to change their intentions regarding, any or all of the foregoing.

Item 5.   Interest in Securities of the Issuer.

     As of April 2, 2001, each of the Reporting Persons beneficially owned an aggregate of 1,290,047 shares of Itron Common Stock, approximately 8.38% of the 15,386,061 shares outstanding (as reported in the Issuer's Form 10-K for the fiscal year ending December 31, 2000). The Reporting Persons share voting power and the power to dispose or direct the disposition of such 1,290,047 shares of Itron Common Stock. The table below sets forth sales of the Itron Common Stock by the Reporting Persons during the last sixty (60) days. All of such sales were effected by REVI on the Nasdaq National Market.

                                            Approximate Price Per Share ($)
        Date          Amount of Shares      ------------------------------
        ----          ----------------         (exclusive of commissions)
     3/14/2001                2500                          9.00

     3/19/2001                2500                          9.00

     3/26/2001             100,000                        9.2094

     3/27/2001              45,000                        9.0729

     3/28/2001              60,000                       11.1979

     3/30/2001               2,500                         12.00

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Except as describe in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 of this Statement or between such persons and any other person with respect to any securities of the Issuer.

     RERC is a party to an Amended and Restated Registration Rights Agreement dated March 25, 1996 (the "Registration Rights Agreement"), among the Issuer and certain holders of Itron Common Stock. Subject to certain limitations, the Registration Rights Agreement provides that (i) RERC may request that the Issuer prepare and file a registration statement covering the sale of all of the Reporting Persons' shares of Itron Common Stock and/or (ii) RERC may request that the Issuer include in any registration statement filed by the Issuer (either for its own account or the account of a security holder exercising demand registration rights) the Reporting Persons' shares of Itron Common Stock. In December 1994 and January 1995, RERC sold 480,000 shares of Itron Common Stock in a registered public offering of the Issuer's securities.

Item 7.   Material to Be Filed as Exhibits

          Exhibit 1  Joint Filing Agreement between the Reporting Persons

          Exhibit 2 Amended and Restated Registration Rights Agreement dated March 25, 1996 among the Issuer, Reliant Energy and certain other holders of Itron Common Stock. Incorporated by reference to the corresponding Exhibit previously filed as an Exhibit to Reliant Energy's Schedule 13D filed on October 15, 1997.

                                   SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: April 3, 2001

                                   RELIANT ENERGY, INCORPORATED

                                   By:   /s/ Thomas S. Glanville
                                       ----------------------------------
                                         Thomas S. Glanville
                                         Vice President,
                                         Technology and New Ventures
Dated: April 3, 2001

                                   RELIANT RESOURCES, INC.


                                   By:   /s/ Rufus S. Scott
                                       ----------------------------------
                                         Rufus S. Scott
                                         Vice President,
                                         Assistant Corporate Secretary

Dated: April 3, 2001

                                   RELIANT ENERGY VENTURES, INC.


                                   By:   /s/ Thomas S. Glanville
                                       ----------------------------------
                                         Thomas S. Glanville
                                          President

Exhibit 1
                            JOINT FILING AGREEMENT

     The undersigned each agree that (i) the Statement on Schedule 13D relating to the Common Stock, no par value, of Itron, Inc., is adopted and filed on behalf of each of them, (ii) all future amendments to such Statement on Schedule 13D will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them, and (iii) the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934 apply to each of them. This agreement may be terminated with respect to the obligation to jointly file future amendments to such Statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to the other person signatory hereto, at the principal office thereof.

     IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the date set forth below.

Dated: April 3, 2001                RELIANT ENERGY, INCORPORATED

                                    By: /s/ Thomas S. Glanville
                                        --------------------------------------
                                            Thomas S. Glanville
                                            Vice President,
                                            Technology and New Ventures

Dated: April 3, 2001                RELIANT RESOURCES, INC.


                                    By: /s/ Rufus S. Scott
                                        --------------------------------------
                                            Rufus S. Scott
                                            Vice President,
                                            Assistant Corporate Secretary

Dated: April 3, 2001                RELIANT ENERGY VENTURES, INC.


                                    By: /s/ Thomas S. Glanville
                                        --------------------------------------
                                            Thomas S. Glanville
                                            President